[TECUMSEH LETTERHEAD]

September 4, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC, 20549-3628

Attn:	Mr. Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions

Re:	Tecumseh Products Company

Schedule 14D-9 filed August 24, 2015

SEC File No. 005-30158

Dear Mr. Daniel F. Duchovny:

This letter is in response to your comment letter dated August 28, 2015 to Tecumseh Products Company, referred to in this response as Tecumseh or the Company, in care of Patrick T. Duerr of Honigman Miller Schwartz and Cohn LLP. For your convenience, we have repeated your comments below in bold italics, followed in each case by Tecumseh’s response. Also, enclosed for filing is Amendment No. 1 to the Company’s Schedule 14D-9, including changes in response to your comments and the information statement attached as Annex III.

Schedule 14D-9

Past Contacts, Transactions, Negotiations and Agreements, page 2

1.	You refer security holders to various other documents in the first paragraph of this section. Revise your disclosure to include the disclosure required by Schedule 14D-9 in the document delivered to security holders. Additionally, tell us whether you intend to circulate a supplement with this disclosure.

The Company is filing the Information Statement referred to in the first paragraph of this section with the SEC as Annex III to Amendment No. 1 to the Schedule 14D-9, and is distributing Amendment No. 1 to Schedule 14D-9, including the Information Statement attached as Annex III, to shareholders beginning on or before September 4, 2015. The Company is also amending the Schedule 14D-9 to include the Information Statement in the list of Exhibits to the Schedule 14D-9 and to cross reference Annex III (containing the Information Statement) in the first paragraph of this section. The Company is deleting references in this paragraph to the proxy statement. We believe that delivery of the Information Statement to security holders will result in delivery to security holders of the disclosure required by Schedule 14D-9 without reference to the proxy statement.

U.S. Securities and Exchange Commission

September 4, 2015

Compensation Arrangements Entered Into in Connection with the Merger, page 11

2.	We note that in several of the tables included in this section you placed an asterisk next to Mr. Karp’s name but have not included an explanation of its meaning. Please revise.

Under the severance table on page 12 under the caption “Compensation Arrangements Entered Into in Connection with the Merger – Change in Control Compensation Agreements – Severance”, we have added the same footnote as is under the severance table in note 1 to the “Information regarding Golden Parachute Compensation” table on page 15. The asterisk in the table on page 13 under “Termination Payments Upon Death or Disability” will be removed, as will the asterisk in the table on page 16 in note 3 to the “Information regarding Golden Parachute Compensation” table.

Background of Offer, page 18

3.	Revise this section to describe the background to the execution of the new Change in Control Compensation Agreements in August 2015.

We have amended the Schedule 14D-9 to add a description of the background history of the execution of the new Change in Control Compensation Agreements in the background of the offer section. The additional background combined with the existing disclosures in the Schedule 14D-9 relating to the Change in Control Compensation Agreements reflects that (a) Change in Control Compensation Agreements for executive officers and key employees were considered by the Compensation Committee to provide compensation for past services performed or future services to be performed and before a Change in Control was imminent, (b) the compensation to be provided under the Change in Control Compensation Agreements is not calculated based on the number of securities tendered or to be tendered in the tender offer; the equity based compensation that executive officers and key employees will receive under the Change in Control Compensation Agreements is for equity awards that are not permitted to be tendered in the tender offer and such awards will be paid out at a price of $5.00 per award unit in exchange for cancellation of the awards, which amount is the same $5.00 per share that shareholders are receiving for tendered shares, and (c) the Compensation Committee approved and recommended approval by the Company’s Board of Directors of the Change in Control Compensation Agreements.

4.	Provide and update of your go-shop process.

We have amended the Schedule 14D-9 to update the status of the go-shop process.

Certain Projections, Page 18

5.	Please revise your disclosure to include the full financial forecast instead of summaries.

We have amended the Schedule 14D-9 to clarify that the projection tables reflect the material projections provided to Citi and to include such material projected items in the tables. We have also revised the line item for EBIT to reflect that it represents a projection of the income statement line item “(loss) income from continuing operations”.

The information that was projected but not included in the projection tables in the Schedule 14D-9 consists of the details of the projections presented, including for example, a breakdown of sales by geography and volume relating to the net sales projections presented.

U.S. Securities and Exchange Commission

September 4, 2015

6.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We have amended the Schedule 14D-9 to provide a reconciliation of the non-GAAP information to projected GAAP (loss) income from continuing operations.

Exhibits, Page 43

7.	Please tell us why you have not filed the Change in Control Compensation Agreements as exhibits to your Schedule 14D-9.

We have amended the Schedule 14D-9 to incorporate by reference the form of Change in Control Compensation Agreement (previously filed with the Company’s Form 8-K dated August 6, 2015 and filed August 12, 2015) as an exhibit to the Schedule 14D-9.

Acknowledgments

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (734) 585-9507.

Regards,

Tecumseh Products Company

By:	/s/ Janice E. Stipp
Janice E. Stipp
Its:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Harold Karp

Patrick Duerr

Kimberly Dudek

Robert Krueger